December 15, 2006	TSX: QC AMEX/AIM: QCC

QUEST APPOINTS NEW CHIEF FINANCIAL OFFICER

Vancouver, British Columbia - Quest Capital Corp. ('Quest' or the 'Company'), announces that the Company's Chief Financial Officer, Susan Neale will be leaving Quest to pursue other opportunities effective December 31, 2006.

"Susan has been a valuable member of the Quest’s senior management team as we have expanded and grown our Merchant Bank business,” said Company Chairman, Robert Buchan. “We have enjoyed the opportunity to both work together and to build the Company’s asset base. She will be available during the transition period and we wish her continued success with any future endeavors.”

The successor to Ms. Neale will be Mr. Narinder Nagra. Mr. Nagra is currently the Treasurer of Quest and has worked in the financial accounting industry since 1990. Prior to Quest, Mr. Nagra was Corporate Controller for TSX-listed Canico Resource Corp.

"Narinder's financial expertise, public company experience and his business background makes him well-suited to become part of Quest's senior management,” continued Mr. Buchan. “We look forward to the contributions he will make in his new role.”

Quest would also like to announce that over the past year, management has been working to obtain a new telephone number that would further establish the “Quest” brand. Effective immediately, the new telephone number for Quest is 604-68-QUEST (604-687-8387).

About Quest

Quest Capital Corp. is a merchant bank that focuses on providing financial services, specifically mortgages and bridge loans. Quest’s primary expertise is providing asset backed loans to companies in real estate, manufacturing and resource sectors. Quest complements its lending business by providing corporate finance services through its wholly owned subsidiary, Quest Securities Corporation.

For more information about Quest, please visit our website (www.questcapcorp.com) or contact:

A. Murray Sinclair Managing Director Tel: 604.68-QUEST (604.687.8378) Toll Free: 800.318.3094	Mark Monaghan Vice President Tel: 416.367.8383

Forward Looking Statements

Statements contained in this news release that are not historical facts are forward-looking statements that involve various risks and uncertainty affecting the business of Quest. Actual results realized may vary materially from the information provided in this release. As a result, there is no representation by Quest that actual results realized in the future will be the same in whole or in part as those presented herein.